# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BK Technologies Corp, CIK 0000002186
CUSIP: 05587G203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7100 TECHNOLOGY DRIVE, 7100 TECHNOLOGY DRIVE, WEST MELBOURNE, New Jersey (NJ), 32904
Date of event which requires filing of this statement: 10/14/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001815572-24-000004
Filed by CIK 0001815572

## Reporting persons
- ASKELADDEN CAPITAL MANAGEMENT LLC: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 170,016; sole dispositive power 0; shared dispositive power 170,016; aggregate amount beneficially owned 170,016 (4.6% of the class)
- Samir Patel: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 170,016; sole dispositive power 0; shared dispositive power 170,016; aggregate amount beneficially owned 170,016 (4.6% of the class)

## Item 1. Issuer
Name of issuer: BK Technologies Corp
Address of issuer's principal executive offices: 7100 TECHNOLOGY DRIVE, 7100 TECHNOLOGY DRIVE, WEST MELBOURNE, NEW JERSEY, 32904

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by and on behalf of each of Askeladden Capital Management, LLC, a Texas limited liability company ('Askeladden'), and Samir Patel.
The separately managed accounts on behalf of investment advisory clients ('Managed Accounts') of Askeladden are the record and direct beneficial owners of the securities covered by this statement. As the investment adviser to the Managed Accounts, Askeladden may be deemed to beneficially own the securities covered by this statement. Mr. Patel is the Member of, and may be deemed to beneficially own securities owned by, Askeladden.
Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence: 1452 Hughes Road, Suite 200 #582, Grapevine, Texas 76051
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: The percentage calculated in Item 11 is based on 3,733,664 shares of Common Stock outstanding as of August 7, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 and as filed with the SEC on August 14, 2025.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ASKELADDEN CAPITAL MANAGEMENT LLC: Samir Patel, Managing Member (09/03/2025)
- Samir Patel: Samir Patel, Managing Member (09/03/2025)